Exhibit 99.5

NASDAQ:MTP AIM:MTPH Investor Presentation November 2022

2 The following presentation, including a hard copy of these slides, the information communicated during any delivery of the presentation and any question and answer session, and any document or material distributed at or in connection with the presentation (together, the “Presentation”), has been prepared by Midatech Pharma plc (the “Company”) in connection with (i) a proposed offering of securities of the Company (the “Offering”) and (ii) the proposed acquisition of Bioasis Technologies Inc . (“Bioasis”) (collectively with the Offering, the “Transactions”) . The information in the Presentation is not intended to form the basis of any contract . The Presentation does not constitute or form part of an offer or invitation to issue or sell, or the solicitation of an offer to subscribe or purchase, any securities to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful . The distribution of this Presentation may, in certain jurisdictions, be restricted by law . Persons in possession of this Presentation are required to inform themselves about and to observe such restrictions . No action has been taken or will be taken in any jurisdiction by the Company that would permit the possession or distribution of any documents or any amendment or supplement thereto (including, but not limited to, this Presentation) in any country or jurisdiction where specific action for that purpose is required . The Presentation does not constitute an offer or solicitation to purchase or subscribe for securities in the United States . The securities of the Company to which the Presentation relates have not been registered, and will not be registered, under the U . S . Securities Act of 1933 , as amended (the “Securities Act”), or under the securities laws of any state or other jurisdiction of the United States and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act . Accordingly, any offer or sale of securities in the Company will only be offered or sold (i) within the United States to “qualified institutional buyers” or “accredited investors” (each as defined under the Securities Act) in a private placement transaction not involving a public offering and/or (ii) outside the United States to non - U . S . Persons (as defined under the Securities Act) in offshore transactions in accordance with Regulation S under the Securities Act . Neither the U . S . Securities and Exchange Commission, nor any other United States authority, has approved this Presentation . There will be no public offering of securities in the United States . The Presentation is provided for general information only and does not purport to contain all information that may be required to evaluate the Company and/or the Transactions . The information in the Presentation is provided as of the date of the Presentation (unless stated otherwise) and is subject to updating, completion, revision and further verification . In furnishing the Presentation, the Company does not undertake or agree to any obligation to provide the recipient with access to any additional information or to update the Presentation or to correct any inaccuracies in, or omissions from, the Presentation which may become apparent . No reliance may be placed for any purpose whatsoever on the information or opinions contained or expressed in the Presentation or on the accuracy, completeness or fairness of such information and opinions . Nothing in this Presentation is, or should be relied on, as a promise or representation as to the future . This Presentation contains certain forward - looking statements relating to the business, financial performance and results of the Company and/or the industry in which it operates, the anticipated financial impacts and other effects of the Transactions, the satisfaction of the closing conditions to the Transactions, the timing of the completion of the Transactions, and the size and potential growth of current or future markets for the combined company’s future products and services . Forward - looking statements concern future circumstances, not historical fact, and are sometimes identified by the words “believes,” “expects,” “predicts,” “intends,” “projects,” “plans,” “estimates,” “aims,” “foresees,” “anticipates,” “targets,” and similar other expressions . The forward - looking statements contained in this Presentation (including assumptions, opinions and views of the Company or opinions cited from third party sources) are subject to risks, uncertainties and other factors that may cause actual events to differ materially from any anticipated development . Various factors could cause actual results to differ materially from these statements including the occurrence of any event, change, or other circumstances that could give rise to the termination of the Transactions ; the inability to complete the Transactions, including due to failure to obtain approval of the stockholders of the Company or Bioasis, obtain certain regulatory or court approvals, or satisfy other conditions to closing in the Transactions ; the Company’s ability to execute on its commercial strategy and to grow its business ; the possibility that the Company may be unable to raise sufficient funds necessary for its anticipated operations ; the Company’s expectations with respect to product development and commercialization efforts ; intellectual property protection ; the Company’s expectations regarding anticipated synergies with and benefits of the Transactions ; the Company’s business strategy, market size, potential growth opportunities ; and the other risks set forth under the caption “Risk Factors” and elsewhere in the Company’s periodic and other reports filed with the U . S . Securities and Exchange Commission, including its Annual Report on Form 20 - F for the fiscal year ended December 31 , 2021 and subsequent reports . None of the Company or any officers, directors or employees of the Company provides any assurance that the assumptions underlying such forward - looking statements are free from errors, nor does any of them accept any responsibility for the future accuracy of the opinions expressed in this Presentation or the actual occurrence of the forecasted developments described herein . No representations or warranties of any kind are made by any person as to the accuracy of such statements, estimates or projections, or that any of the events expressed or implied in any such statements, estimates or projections will actually occur . The Company is not under any obligation, and expressly disclaims any intention, to update or revise any such statements, estimates or projections . No statements in the Presentation are intended as profit forecast or a profit estimate . AN INVESTMENT IN THE COMPANY INVOLVES RISK . SEVERAL FACTORS COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT MAY BE PREDICTED OR IMPLIED BY STATEMENTS AND INFORMATION IN THIS PRESENTATION . SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, THE ACTUAL RESULTS OF THE COMPANY MAY VARY MATERIALLY FROM THOSE FORECASTED IN THIS PRESENTATION . This Presentation and its contents are confidential, and you and your directors, officers, employees, agents and affiliates must hold this Presentation and any oral information provided in connection with this Presentation in strict confidence . This Presentation must not be distributed, published, copied or reproduced (in whole or in part) or disclosed by recipients, directly or indirectly, to any other person . Financial and Statistical Data This presentation also contains estimates and other statistical data made by independent parties and by us relating to market shares and other data about our industry . These data involve a number of assumptions and limitations and have not been reviewed or audited by our independent registered accounting firm . You are cautioned not to give undue weight to such estimates . CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION Disclaimer

3 Investing in our securities includes a high degree of risk . You should consider carefully the specific factors discussed below, together with all of the other information contained in our SEC filings . If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects would likely be materially and adversely affected . This could cause the market price of our securities to decline and could cause you to lose all or part of your investment . Risks include but are not limited to : • We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future ; • Our requirement for additional financing in the short - term represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern . • The effects of health epidemics, including the ongoing global coronavirus COVID - 19 pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our clinical trials, preclinical studies and supply chains, depending on the location, duration and severity of disruptions to the systems affecting our business . • We are a “foreign private issuer” under the rules and regulations of the SEC and, as a result, are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a company incorporated in the United States • Our operations are in early - stage development with no sources of recurring revenue and there is no assurance that we will successfully develop and license our product candidates or ever become profitable . • We are exposed to political, regulatory, social and economic risk relating to the United Kingdom’s exit from the European Union . • Our future success is dependent on product development and the ability to successfully license our product candidates to partners who can seek regulatory approval and commercialization of our product candidates . • Clinical drug development involves a risky, lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results . • We expect to seek to establish agreements with potential licensing partners and collaborators and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans . • Recently enacted and future legislation in the United States and other countries may affect the prices we may obtain for our product candidates and increase the difficulty and cost for us to commercialize our product candidates . • Our success depends in part on our ability to protect rights in our intellectual property, which cannot be assured . • We rely on third parties to conduct our preclinical and clinical trials . If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed . • There can be no assurance that the transaction between Midatech and Bioasis will be consummated . Failure to complete the transaction could have an adverse effect on Midatech’s stock price, business, financial condition, results of operations or prospects . • Midatech and Bioasis will incur significant transaction costs in connection with the transaction . • Midatech may fail to realize some or all of the anticipated benefits of the proposed transaction with Bioasis , which may adversely affect the value of Midatech’s securities . Risk Factors CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

4 • Midatech Pharma plc ( NASDAQ:MTP | AIM:MTPH ) has conditionally agreed to the terms of an acquisition of Bioasis Technologies Inc. ( TSXV:BTI ) to create a multi - asset rare and orphan disease drug company that will be renamed Biodexa Pharmaceuticals. Structure Stock - for - Stock Timing Anticipated closing Q1 2023 1 Acquisition Overview ( NASDAQ:MTP | AIM:MTPH ) ( TSXV:BTI ) (pending NASDAQ:BDRX ) 1. Subject to Midatech shareholder approval, Bioasis shareholder approval and BC Court approval. CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

5 • Focused on therapeutics for rare and orphan drug diseases in oncology and neurodegenerative disorders. • Clinical pipeline is enabled by a suite of delivery and therapeutic platforms. • Epidermal Growth Factor Therapeutics Aimed at treating rare neurodegenerative disorders • xB 3 Delivery Platform Delivering therapeutics across the blood - brain barrier • MidaSolve , Q - Sphera and Midacore Technology Platform Focus on improving drug release, targeting and distribution Partners Utilizing xB 3 Platform Partners Utilizing Q - Sphera Platform Combined Company Overview CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

Clinical Pipeline

- **The clinical pipeline of the combined company will include:**

Product		Preclinical	Phase I	Phase II	Upcoming Catalysts	
midatech pharma	**MTX110** (to be renamed BDX110) *Panobinostat*	DIPG (Diffuse Intrinsic Pontine Glioma)			• H1 2023 Phase II IND filing	Initial Focus
		Glioblastoma			• H1 2023 First Patient First Visit • H2 2023 Cohort A data	Initial Focus
bioasis	**CRES101**[1] (to be renamed BDX101) *EGF1-48*	Optic Neuritis			• Q1 2023 Commence manufacture • Q1 – Q4 2023 Multiple preclinical data presentations and publications	Initial Focus
bioasis	**CRES102**[1] (to be renamed BDX102) *EGF1-48*	Guillain-Barre			• Q1 & Q2, 2023 ODD filings	
bioasis	**CRES103** (to be renamed BDX103) *EGF1-48*	CIDP[2]			• Q3, ODD filings	
bioasis	**XB3-008** (to be renamed BDX108) *xB³ Iduronate 2-Sulfatase*	Hunter's Syndrome			• Q2, 2023 preclinical data presentation	

1. Accelerated pathway to Phase 2 based on completed clinical studies subject to agreement by regulatory authorities.
2. Chronic inflammatory demyelinating polyneuropathy

6

CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

Strategic Partners

Utilizing Midatech's and Bioasis' Delivery Platform

midatech pharma

Partner Overview	Platform(s)	Indication(s)	Proceeds Received	Potential Future Proceeds
Chiesi 2020 revenue of USD$2.3B	bioasis xB³	• Four undisclosed lysosomal disorders	• USD$3.0M	• Up to USD$138M • Royalty on net sales
prothena NASDAQ:PRTA	bioasis xB³	• Undisclosed neurodegenerative disease	• USD$1.0M	• Up to USD$33M • Royalty on net sales
Neuramedy South Korean based biotech	bioasis xB³	• Parkinson's • Multiple System Atrophy	• USD$0.3M	• Up to USD$72M • Royalty on net sales
janssen Johnson&Johnson	bioasis xB³ midatech pharma Q-Sphera	• R&D for future products • Formulation feasibility on two large molecules	• USD$1.2M	• USD$0.8M (plus license potential)

7

CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

Anticipated Catalysts

midatech pharma

Q1' 23

- **BDX101** Commence GMP manufacture
- **BDX110** rGBM First Patient First Visit (FPFV)
- **EGF Platform** presentation Symposium Molecular Medicine

Q2' 23

- **BDX102** Orphan Drug Designation filings GBS
- **BDX110** Phase II DIPG IND submitted

Q3' 23

- **EGF Platform** Conference presentations European Academy of Neurology and Neurology & Therapeutics
- **EGF Platform** EGF Platform publication
- **BDX103** Orphan Drug Designation filing CIDP
- **BDX110** rGBM Cohort A data

Q4' 23

- **BDX101** Optic Neuritis associated with MS IND filing
- **BDX110** Phase II DIPG FPFV
- **BDX101** Data presentations ECTRIMS-ACTRIMS & World Congress Neurology

H1' 24

- **BDX101** Optic Neuritis trial FPFV
- **Q2 2024** BDX110 rGBM Cohort B data

Strategic Partnerships

8

CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

BDX110 CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

BDX110

Direct Delivery of Panobinostat

- **BDX110**
  - Direct delivery treatment of Panobinostat
  - Re-fillable pump implanted in abdomen
  - Delivers drug intra-tumorally to target location
  - Bypasses blood brain barrier
  - Opportunity to deliver maximal therapeutic dose
  - Minimises potential for systemic toxicity

SynchroMed II Pump


Internal tubing
Peristaltic pump
Motor
Battery
Refill Port
Hybrid
Reservoir



- **BDX110 Utilizes MidaSolve Technology**
  - A nano inclusion technology that solubilises potent molecules that have minimal solubility at biological pH extending available routes of administration, including direct-to-tumour delivery.

10

CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

Panobinostat A promising therapy for DIPG (Brain Cancer in Children) • In a screen of 83 drugs panobinostat was among the most effective agents 1 • Convection - enhanced delivery (CED) to directly infuse panobinostat into the pons of a DIPG orthotopic xenograft model showed: • A marked effect on the rate of DIPG xenograft growth 1 • Significantly prolonged survival compared to controls 1 11 1. Grasso at al; Functionally - defined Therapeutic Targets in Diffuse Intrinsic Pontine Glioma; at Med. 2015 June ; 21(6): 555 – 55 9. doi:10.1038/nm.3855. CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

BDX110 Diffuse Intrinsic Pontine Glioma (DIPG) • Significant unmet medical need • About 300 children diagnosed in the US pa 1 , over 1,100 worldwide 2 • Median survival of approximately 10 months • Resection not possible, no effective treatment 3 • Phase I programme: • ‘201 study (UCSF) n=7 showed: • Well tolerated at up to 90uM • Median survival of 26 mos • ‘203 study (Columbia) n=9 recruiting final patient • Phase II planning in progress 12 Gd - MRI showing CED targeted delivery of BD X110 to brainstem tumour 1. Dana - Farber Cancer Institute 2. DIPG International Registry 3. DIPG.org CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

BDX110 Diffuse Intrinsic Pontine Glioma (DIPG) – Clinical Data 13 The median overall survival (OS) for cohort was 26.1 months (95% confidence interval) Median survival based on a cohort of 316 cases was 10.0 months 1 1. Jansen et al, 2015. Neuro - Oncology 17(1):160 - 166 CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

BDX110
Glioblastoma (GBM)

- **Problem:**
  - Many drug failures due to poor BBB penetration
- **Potential Solution:**
  - BDX110 is delivered intra-tumorally at high doses via CED, by-passing BBB
  - Compelling mechanism and preclinical evidence of efficacy in GBM models
  - Encouraging data from DIPG studies
- **Phase I (MAGIC – G1 study) imminent:**
  - Two centers: Duke and MD Anderson Baptist
  - Open label, dose escalation
  - Two cohorts: BDX110, then BDX110 plus lomustine
  - First data readout Q3 2023



TumVolume (mm³)
1400
1200
1000
800
600
400
200
0
0
5
10
15
20
25
30
35
40
Days
Control
MTX110

Figure 1. Tumour volume data from IDH1 mutated tumour bearing mice resulted in a significant reduction in tumour growth compared to control.



MTX110 for CTG Assay
120
100
80
60
40
20
0
-20
0.001
0.01
0.1
1
10
Concentration of Cpd (μM)
U251MG
U118MG
T98G
U87MG

Figure 2. MTX110 is highly potent at therapeutically feasible concentrations in four patient-derived GBM cell lines

14

CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

BDX110 Glioblastoma (GBM) Background • Survival with standard of care treatment ranges from approximately 13 to 30 months depending on MGMT methylation. • Standard of care: resection, radiation, limited drug options • Near 100% recurrence • More than 13,000 GBM diagnoses pa in US 1 . • Global incidence: 3 - 4 per 100,000 2 • Global GBM treatment market valued at US$ 2.14 billion in 2020, expected to grow at 8.8% pa through 2028 3 . 15 1. National Brain Tumor Society 2. Epidemiology of Glioblastoma Multiforme – Literature Review ( MDPI ) 3. Grand View Research • Most common and aggressive form of brain cancer in adults. CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

BDX101 BDX102 BDX103 CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

Epidermal Growth Factor (EGF) Platform

Novel Treatment Approach For Neurodegenerative Disorders

midatech pharma

- **Epidermal Growth Factor ("EGF")**
  - Protein that stimulates cell growth and differentiation
  - Stimulates oligodendrocyte and Schwann cell differentiation and maturation for remyelination

- **Neurodegenerative Disorders**
  - EGF levels are deficient in neurodegenerative disorders


Oligodendrocyte
Nucleus
Node of Ranvier
Myelin Sheath

- **EGF Treatment**
  - Stimulates myelin regeneration
  - Protects nerve cells

No effective treatment exists that addresses the loss of myelin as the underlying cause of morbidity in neuroinflammatory diseases

1. Bieber et al., Proc Natl Acad Sci U.S.A, 2010;107,792-720 2. Chandran et al., Glia, 1998,24,382-9 3. Gudi et al., PLoS One, 2011;6(7):e22623
4. Knapp and Adams, Exp Cell Res, 2004,296,135-44 5. Toma et al., J Neurosci, 1992,12,2504-15 6. Scalabrino G. Cell Mol Neurobiol. 2022,42,891-916
7. Gonzalez-Perez O et al Stem Cells 2009,27:2032–2043 8. Nicoletti F et al J Neuroimmunol. 2019,332,224-232.
9. Evaluate pharma https://www.evaluate.com/vantage/articles/analysis/spotlight/remyelinating-agent-remains-distant-h

17

CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

EGF Decreases Inflammation and Prevents Demyelination • MOG - induced EAE (a model of MS) mouse brain demonstrated absence of any demyelination when treated with EGF ( Luxol fast blue stained sections of spinal cord). 18 • The staining with LFB shows the formation of demyelination plaques occurred in the EAE group (as shown by the arrows). • Myelin degradation was completely attenuated in EAE mice treated with EGF. 1. Nicoletti F et al J Neuroimmunol . 2019,332,224 - 232 . CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

EGF Effectively Treats Neuroinflammation in EAN 19 • EAN is the animal model of CIDP and Guillain - Barre Syndrome. Nicoletti et al J Neuroimmunol . 2019 CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

BDX101 Optic Neuritis 20 • BDX101 is being developed for optic neuritis associated with multiple sclerosis to reduce demyelinating inflammation of the optic nerve. PREVALENCE/INCIDENCE MARKET 100,000 1 US Annual Incidence estimated at 6.4 per 100,000 2 Recent UK study demonstrated annual incidence of 3.7 and a prevalence of 114 per US $204.97M in 2022 Optic neuritis treatment market US $318.31M in 2032 3 4.5% through to 2032 3 Market expected to expand at a compound annual growth rate (CAGR) of • Treatment Options: • IV Steroids • IV Immunoglobulins • Plasma Exchanges 1. Percy et al; Optic Neuritis and Multiple Sclerosis An Epidemiologic Study 2. Trends in Optic Neuritis Incidence and Prevalence in the UK and Association With Systemic and Neurologic Disease 3. Future Market Insights Efficacy demonstrated in optic neuritis associated with MS would support development in chronic progressive MS CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

Proposed Phase 2 Study Design BDX101 – Optic Neuritis 21 BDX101 Phase 2 POC 1 - 5 Population ▪ 40 Design: ▪ 2 groups receiving either EGF 1 - 48 subcutaneously on alternate days daily for 10 days or placebo as an add - on therapy to standard methylprednisolone treatment (250mg every six hours) Primary Outcome: ▪ Change in retinal nerve fiber layer ( RNFL ) thickness after 16 weeks Secondary Outcome: ▪ Optic nerve atrophy assessed by MRI ▪ Changes in visual acuity ▪ Visual field ▪ Visual Evoked Potentials (VEPs) Duration: ▪ 1 year • A double - blind Phase 2 POC study of EFG 1 - 48 in MS - related optic neuritis is planned following completion of the merger. 1. Sullivan PB et al J Ped Surgery, 2007,42,462 - 469 2. Breider MA et al Vet Pathol 1996;33:184 - 94. 3. Reindel JF et al Toxicol Pathol 1996;24(6):669 - 80. 4. Henck JW et al Toxicol Sci 2001;62(1):80 - 91 5. Suhs KW et al Ann Neurol 2012,72,199 - 210 CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

BDX102 Guillain - Barré Syndrome (GBS) 22 1. CDC 2. Journal of Neuroinflammation 3. Research and Markets PREVALENCE/INCIDENCE MARKET 3000 to 6000 people develop GBS every year in the US 1 150,095 total cases of GBS worldwide 2 in 2019 6.4% global increase in the age - standardized prevalence of GBS per 100,000 population between 1990 and 2019 2 CAGR of 4.7% over the analysis period 2020 to 2027 3 US $679.6M in 2027 Global therapy market estimated at US $491.1M in 2020 • BDX102 is indicated for Guillan - Barré Syndrome, a rare and progressive disease characterized by inflammation of the nerves (polyneuritis) causing muscle weakness, sometimes progressing to complete paralysis. CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

BDX103

Chronic Inflammatory Demyelinating Polyradiculoneuropathy (CIDP)

- **BDX103 is indicated for CIDP, a rare neurological disorder in which there is inflammation of nerve roots and peripheral nerves and destruction of the fatty protective covering (myelin sheath) of the nerve fibers.**

- **Treatment Options:**
  - Glucocorticoids
  - IV Immunoglobulins
  - Plasma Exchanges

PREVALENCE/INCIDENCE		MARKET
40,000 patients (approximately) affected in the United States[1]	Incidence of **0.7** to **1.6** cases per **100,000 persons per year[1]**	Global therapy market estimated to reach US**3.9billion** by the end of **2023[2]**
overall prevalence is estimated at **4.8 to 8.9** cases per	**100,000 persons[1]**	CAGR **of 6.2%[2]**

1. AJMC
2. Marketwatch

23

CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

xB 3 Platform CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

xB³ Platform

- xB³ platform utilises the low-density lipoprotein-related protein 1 (LRP1) receptor
- Carries payloads across the BBB via a process of endocytosis and transcytosis
- Applicable to variety of actives including monoclonal antibodies, enzymes and oligonucleotides



xB³ – 001
1 xB³-001 binds to LRP1 Receptor on EC followed by transcytosis
2 In brain parenchyma, xB³-001 binds to the Her2 target expressed on Tumor cells
BRAIN PARENCHYMA
BRAIN TUMOR
Tumor cells expr. Her2 to xB³-001 at cell surface
BLOOD-BRAIN BARRIER
TJ
TJ
Endothelial cell (EC)
BLOOD

Partners Utilizing xB³ Platform

Chiesi

Neuramedy

prothena

Janssen | PHARMACEUTICAL COMPANIES OF Johnson&Johnson

1Thom G. et al. (2018) J Cereb Blood Flow Metab. ePub May 30, 2018.
2Eyford B.A. et al. (2021) Front Mol Biosci. Mar 26;8:611367
3Jin X. et al. (2022) Mol Ther Methods Clin Dev. Apr 19;25:370
4Singh C.S.B. (2021) Front Neurosci. V.15:596976
5Nounou M.I. et al. (2016) Pharm Res. Dec;33(12):2930-2942

25

CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

xB³ Platform vs. Other Blood Brain Barrier Technologies

midatech pharma

- **The xB³ Platform Technology delivers therapeutics across the blood-brain barrier to treat orphan and rare genetic diseases and has been demonstrated to outperform competing blood-brain barrier technologies.**

Features	xB³ Platform	Denali (NYSE:DNLI)	Genentech	Roche (SWX:ROG)	Armagen	Angiochem
% injected dose in brain	4-6%	1-1.5%	1-1.5%	1-1.5%	1-1.5%	1-1.5%
Mode of Action	LRP1	TfR	TfR	TfR	TfR & IR	LRP1
Payload Modalities						
Antibodies	✓	✓	✓	✓	✓	✓
Enzymes	✓	✓			✓	
siRNA	✓					
Small Molecules	✓					

Outperforms competing Blood-Brain Barrier technologies

References: %ID/g brain based on 24 hr timepoint whenever available
1Thom G. et al. (2018) J Cereb Blood Flow Metab. ePub May 30, 2018.
2Extrapolated from data in Denali therapeutic annual report on form 10-K; Mar 2018
3Bien-Ly N, Yu YJ, Bumbaca D, et al. J Exp Med. 2014;211(2):233–244.
4Lajoie JM, Shusta EV. Annu Rev Pharmacol Toxicol. 2015;55:613–631.
5Weber F. et al., Cell reports. 2018; 22(1): 149-162
6Boado R., Pardridge WM., Mol Pharm. 2017 Apr 3; 14(4):1271-1277
7Zhou et al., Mol Pharm. 2010 Dec 6; 7(6):2148-2155
8Lu F, Pang Z, Zhao J, et al. Int J Nanomedicine. 2017;12:2117–2127
9Van Rooy I. et al., Pharm Res. 2011 Mar;28(3):456-471.

26

CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

Q - Sphera Technology Platform CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

Q-Sphera Technology Platform

- **Q-Sphera is a polymer microsphere microtechnology used for sustained delivery to prolong and control the release of therapeutics over an extended period of time, from weeks to months.**
  - Industrial printing technology reinvented
  - Controlled piezoelectric droplet generation of polymer / API / solvent
  - Rapid de-solvation in anti-solvent fluid jet produces monodispersed microspheres
  - Frequency of up to 120kHz per aperture
  - GMP scale-up manufacturing setup in progress

3D Pharmaceutical Printing Process


30 - 60 µm

Partner Utilizing Q-Sphera Platform

janssen | PHARMACEUTICAL COMPANIES OF Johnson & Johnson

28

CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

Pro - Forma Financials and Capitalization CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

30 Capitalization 2,3 ADS Equivalents ADS 7,524,289 Warrants ( WAEP USD$10.78) 1,784,136 Options ( WAEP USD$5.45) 584,110 Fully Diluted 9,892,535 Financial Overview As of June 30, 2022 Cash USD$8.2M Debt 1 USD$1.6M Pro - Forma Financials and Capitalization 1. Debt outstanding based on IFRS GAAP balances (including debt discount). Debt settlement balance is $2.2M. Does not include th e s ettlement of Lind debt at acquisition, which will include a portion of debt settled in cash and a portion settled in equity. 2. Based on Midatech balance as of June 30 and Bioasis balance as of August 31. 3. Outstanding ADS does not include contingent ADS issuable to Cresence. 148,433 ADS are issuable upon initiation of a pivotal c lin ical trial in the U.S. and 148,433 ADS are issuable upon U.S. FDA approval of a product application. CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

31 • Company focused on therapeutics for rare and orphan drug diseases in oncology and neurodegenerative disorders. • Clinical pipeline is enabled by a suite of delivery and therapeutic platforms. • Epidermal Growth Factor Therapeutics Aimed at treating rare neurodegenerative disorders • xB 3 Delivery Platform Delivering therapeutics across the blood - brain barrier • MidaSolve , Q - Sphera and Midacore Technology Platform Focus on improving drug release, targeting and distribution Partners Utilizing xB 3 Platform Partners Utilizing Q - Sphera Platform Investment Summary CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

Proposed Board of Directors 32 Stephen Parker Chairman Stephen Stamp CEO/CFO Deborah Rathjen Non - executive Director Mario Saltarelli Non - executive Director Simon Turton Non - executive Director Mr. Stamp has held senior positions in a number of significant healthcare companies including as Group Finance Director of Shire plc, Chief Operating Officer of Xanodyne Pharmaceuticals Inc and most recently with Ergomed plc ( AIM:ERGO ) where he served initially as CFO before becoming CEO. Dr. Parker is Chairman of Sareum Holdings plc (AIM: SAR) and Drishti Discoveries Ltd., a Non - Executive Director of MGC Pharmaceuticals Ltd ( ASX,LSE : MXC) and an Executive Director of sp2 Consulting Limited. Dr Rathjen is currently Executive Chair of Bioasis Technologies Inc . Dr. Rathjen was formerly CEO & Managing Director of Bionomics Limited (ASX:BNO; NASDAQ:BNOX ), CEO of Neurofit SAS and Prestwick Chemicals. She was co - inventor of Peptech Limited’s (now Teva Pharmaceuticals) foundational TNF technology which was licensed to Abbott and Johnson & Johnson. CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION